EXHIBIT 1

Oi. S.A.

76.535.764/0001-43

33 3 0029520-8

Publicly-Held Company

MINUTES OF THE 85TH MEETING OF THE BOARD OF DIRECTORS, HELD ON JUNE 8, 2015

I. DATE, TIME AND PLACE: on June 8, 2015, at 5:00 p.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro. II. CALL NOTICE: By individual messages sent to the Board Members. III. QUORUM AND ATTENDANCE: A majority of the Board Members were present and signed below. IV. BOARD: Chairman: Mr. José Mauro M. Carneiro da Cunha, Secretary: Mr. José Augusto da Gama Figueira. V. AGENDA: Issuance of Euro Bonds. VI. RESOLUTIONS: The members of the Board of Directors of Oi S.A. (“Oi” or the “Company”) met to evaluate and discuss the proposal for the issuance of Euro Bonds according to the following specifications: (1) Oi Brasil Holdings Coöperateif U.A., a corporation under the laws of the Netherlands (“Oi Holanda”), a wholly-owned subsidiary of Oi, will issue notes with a coupon of up to 6.00% and a maturity of up to seven years in an aggregate principal amount of up to €750,000,000 (the “Notes”). The Notes will be placed in the international market, and will be offered exclusively in (a) the United States of America, to qualified institutional buyers, as defined by Rule 144A, as related to unregistered offerings, in accordance with the rules and regulations of the U.S. Securities Act of 1933, as amended (the “Securities Act”); and (b) in all other countries, outside of the United States and Brazil, to investors incorporated in accordance with the governing laws of their place of domicile, in accordance with Regulation S of the Securities Act (together the “Issuance”). The proceeds from the Issuance of the Notes will be used to refinance Oi’s short-term debt and/or that of its subsidiaries. The Notes will be fully and unconditionally guaranteed by Oi, in accordance with the terms of the Indenture. As a result of the proceeds from the Issuance, Oi and its subsidiary will be authorized to make offers to purchase (tender offers) of the following debt securities: 5.625% Notes due 2016 issued by Portugal Telecom International Finance B.V. (the “PTIF”), 4.375% Notes due 2017 issued by PTIF, 5.242% Fixed Rate Notes due 2017 issued by PTIF and 5.125% Notes due 2017 originally issued by Telemar Norte Leste S.A. (collectively, the “Eligible Bonds”). (2) Additionally, it will be able to carry out the exchange of Eligible Bonds for bonds with the same characteristics of the Notes and the total amount of the referred exchange bonds (“Exchange Offer”) can reach €2,100,000,000. The Board approved the proposal unanimously and delegated powers to the executive officers of the involved companies to take all measures necessary to finalize the matter deliberated herein. Finally, it was clarified that this Issuance does not exclude the adoption of a comprehensive strategy of liability management, which will be discussed by the Board of Directors in due time. VII. CLOSING: The relevant material to deliberate the matter was previously sent to the Board Members and is part of these minutes, as filed at the Company’s office. Nothing further to discuss, the Chairman adjourned the meeting, which was drawn up in these minutes, which were read, approved and signed by all the present Board of Directors members and the Secretary.

José Mauro M. Carneiro da Cunha - Chairman; Rafael Cardoso Cordeiro; Rafael Luís Mora Funes; Fernando Magalhães Portella; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Carlos Augusto Borges; Armando Galhardo N. Guerra Junior; Fernando Marques dos Santos; Alexandre Jereissati Legey; Henrique Jäger; and Shakhaf Wine.

These minutes represent a true and complete copy of the original arquived in the Company’s books.

Rio de Janeiro, June 8, 2015.

José Augusto da Gama Figueira

Secretary